June 8, 2017
Via Edgar Filing as correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Jennifer Thompson, Accounting Branch Chief

Re:    Barnes & Noble Education, Inc. (“we” or the “Company”)
Form 10-K for the Fiscal Year Ended April 30, 2016 Filed June 29, 2016
Form 10-Q for the Quarterly Period Ended January 28, 2017 Filed February 28, 2017
File No. 001-37499

Dear Ms. Thompson:

This letter is acknowledge receipt of the letter dated May 25, 2017, containing additional comments from the staff (the “Staff”) of the United States Securities and Exchange Commission with respect to the above referenced Form 10-K and Form 10-Q.

In your letter, you requested that we provide our response to each of the comments within 10 business days or tell you when we will provide you with our response. Pursuant to a telephonic exchange between Suzanne Hanselman, our outside counsel, and Sondra Snyder, of the Staff, we intend to provide you with our response on or before June 16, 2017.

If you have any questions or comments regarding the foregoing, please contact me at 908-991-2640.

Sincerely,

/s/ Barry Brover

Barry Brover
Vice President, Chief Financial Officer
Barnes & Noble Education, Inc.

Cc:    Sondra Snyder, Staff Accountant
Suzanne Hanselman, Baker & Hostetler, LLC